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EXHIBIT 3.2


Amendment to the Section XIII of the By Laws of the Corporation


                                   RESOLUTION

"Whereas management has recommended certain changes to Section XIII of the By Laws of the Corporation dealing with duties and responsibilities of certain officers of the Corporation; THEREBY IT IS RESOLVED to change the following Sections of the By Laws.

Section XIII - 6 will be changed to read:

6.  The Chairman shall preside over the meetings of the Board of Directors.

A new Section XIII-8 will be inserted to read:

The Chief Executive Officer
8. The Chief Executive Officer shall be responsible for implementing the general and financial policies; execute bonds, deeds, and contracts in the name and on behalf of the Corporation and shall also have such other powers and perform such other duties as from time to time may be conferred upon him by the Board of Directors.

Following paragraphs will be renumbered due to the insertion of this new paragraph, XIII-8."





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